UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1.   Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  RMR Real Estate Securities Fund, the sole series of the RMR Funds Series Trust (the “Fund”)

3.   Securities and Exchange Commission File No.: 811-22116

4.   Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application     ☐      Amendment

5.   Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

400 Centre Street,

Newton, Massachusetts 02458

6.   Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael Hoffman

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

212-735-3000

7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Karen Jacoppo-Wood

RMR Advisors, Inc.

400 Centre Street

Newton, Massachusetts  02458

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

☒     Management company;

☐      Unit investment trust; or

☐      Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

☒ Open-end     ☐ Closed-end

10.  State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

RMR Advisors, Inc. (the “Adviser”)

400 Centre Street

Newton, Massachusetts 02458

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Distribution Services, L.P.

10 High Street, Suite 302

Boston, Massachusetts 02110

13.  If the fund is a unit investment trust (“UIT”) provide:

(a)   Depositor’s name(s) and address(es): N/A

(b)   Trustee’s name(s) and address(es): N/A

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: January 28, 2009

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund’s Agreement and Declaration of Trust does not require shareholder approval for liquidation.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

	(a)	If Yes, list the date(s) on which the fund made those distributions: February 6, 2009

	(b)	Were the distributions made on the basis of net assets?

☒ Yes ☐ No

	(c)	Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e) Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes ☒ No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

None – all shares were cancelled and redeemed on the date of distribution.

(b) Describe the relationship of each remaining shareholder to the fund:

N/A
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☒ Yes ☐ No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund has retained cash in the amount of $34,172.67.

(b) Why has the fund retained the remaining assets?

The Fund has retained cash in an amount sufficient to satisfy certain outstanding liabilities.

(c) Will the remaining assets be invested in securities?

☐ Yes ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes ☐ No

If Yes,
(a) Describe the type and amount of each debt or other liability:

The Fund has the following estimated liabilities:

(1) Custodian/accounting fees in the amount of $7,680

(2) Audit/tax fees in the amount of $9,500

(3) Administration fees in the amount of $12,671

(4) Independent Trustees’ fees in the amount of $1,500

(5) Insurance fees in the amount of $1,368

(6) Investment advisory fees in the amount of $148

(7) Registration fees in the amount of $89

(b) How does the fund intend to pay these outstanding debts or other liabilities?

The Fund will pay for the liabilities identified in question 21(a), as well as any other liabilities of the Fund that may become known, with the cash it has retained.  The amount of the Fund’s estimated liabilities are currently expected to be approximately $1,217 less than the amount of the cash retained by the Fund.  Any excess cash is owed to the Adviser as reimbursement pursuant to the Expense Limitation Agreement between the Fund and the Adviser.  Should the amount of actual liabilities  exceed the amount of the cash retained by the Fund, the Adviser has agreed to pay all remaining debts or liabilities of the Fund and to waive or reduce any funds it is due as reimbursement pursuant to the Expense Limitation Agreement between the Fund and the Adviser.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $7,500

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately): $0

(iv) Total expenses (sum of lines (i) - (iii) above): $7,500

(b) How were those expenses allocated?

The expenses were allocated pro rata based on share ownership.

(c) Who paid those expenses?

The Fund paid such expenses which were subject to reimbursement by the Adviser pursuant to the Expense Limitation Agreement between the Fund and the Adviser.

(d) How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RMR Real Estate Securities Fund, (ii) he is the President of RMR Real Estate Securities Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

RMR REAL ESTATE SECURITIES FUND

By:	/s/ Adam D. Portnoy
Name:	Adam D. Portnoy
Title:	President